This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-159076 and 333-159076-01

SUBJECT TO COMPLETION, DATED JANUARY 5, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 5, 2011

$470,000,000

AmeriGas Partners, L.P.

AmeriGas Finance Corp.

    % Senior Notes Due 2021

AmeriGas Partners, L.P. and AmeriGas Finance Corp. (collectively, the “Co-Issuers”) are offering $470.0 million in aggregate principal amount of     % Senior Notes due 2021 (which we refer to in this prospectus supplement as the “notes”). The notes will bear interest at the rate of     % per annum. Interest on the notes is payable on May 20 and November 20 of each year, beginning on May 20, 2011. The notes will mature on May 20, 2021.

We may redeem some or all of the notes at any time on or after May 20, 2016. In addition, on or prior to May 20, 2014, we may redeem up to 35% of the notes with the proceeds of a registered public equity offering. The redemption prices are described under the caption “Summary—The Offering” in this prospectus supplement. There is no sinking fund for the notes.

We and AmeriGas Finance Corp., our co-obligor on the notes, will be co-issuers of the notes. Therefore, our obligations with respect to the notes and those of AmeriGas Finance Corp. will be joint and several. The notes will be unsecured senior obligations of the co-issuers and will rank equally with all existing and future senior indebtedness of the co-issuers. The notes are effectively subordinated to any secured indebtedness of the co-issuers to the extent of the value of the assets securing such indebtedness, and the indebtedness and other liabilities of AmeriGas Propane, L.P., our operating partnership.

Investing in the notes involves risks. See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, which is incorporated by reference into this prospectus supplement, and “Risk Factors” beginning on page S-7 of this prospectus supplement.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Us(1)
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from January , 2011.

Delivery of the notes in book-entry form only will be made on or about January     , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	RBS	Wells Fargo Securities	Citi

Co-Manager

PNC Capital Markets LLC

The date of this prospectus is January     , 2011.

Prospectus Supplement

UNDERWRITING	S-21
LEGAL MATTERS	S-24
EXPERTS	S-24
INCORPORATION OF DOCUMENTS BY REFERENCE	S-25
WHERE YOU CAN FIND MORE INFORMATION	S-25

Prospectus

ABOUT THIS PROSPECTUS	1
ABOUT AMERIGAS PARTNERS, L.P.	2
ABOUT AMERIGAS FINANCE CORP.	2
RATIO OF EARNINGS TO FIXED CHARGES	3
USE OF PROCEEDS	3
DESCRIPTION OF THE DEBT SECURITIES	4

PLAN OF DISTRIBUTION	31
LEGAL MATTERS	32
EXPERTS	32
INCORPORATION OF DOCUMENTS BY REFERENCE	32
WHERE YOU CAN FIND MORE INFORMATION	33

We have not, and the underwriters have not, authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the applicable document.

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

FORWARD-LOOKING STATEMENTS

Information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	cost volatility and availability of propane, and the capacity to transport propane to our customers;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	successful integration and future performance of acquired assets or businesses;

•	changes in laws and regulations, including safety, tax and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	large customer, counter-party or supplier defaults;

•

liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia;

•	political, regulatory and economic conditions in the United States and foreign countries;

•	capital market conditions, including reduced access to capital markets and interest rate fluctuations;

•	changes in commodity market prices resulting in significantly higher cash collateral requirements;

•	the impact of pending and future legal proceedings; and

•	the timing and success of our acquisitions and investments to grow our business.

These factors, and the factors addressed under the heading “Risk Factors” beginning on page S-7 of this prospectus supplement and “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

S-ii

SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Unless the context otherwise indicates, “AmeriGas Partners,” “we,” “our,” “ours,” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which includes our operating partnership, AmeriGas Propane, L.P. References to our “general partner” refer to AmeriGas Propane, Inc. and references to “AmeriGas Propane” or our “operating partnership” refer to AmeriGas Propane, L.P. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2010” are to our fiscal year ended September 30, 2010.

AMERIGAS PARTNERS, L.P.

We are a publicly traded limited partnership formed under Delaware law in 1994. We are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. We distribute more than one billion gallons of propane annually. As of September 30, 2010, we served approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers in all 50 states from nearly 1,200 propane distribution locations. Typically, propane distribution locations are found in suburban and rural areas where natural gas is not readily available.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed over one billion gallons of propane in fiscal 2010. Approximately 87% of our fiscal 2010 sales (based on gallons sold) were to retail accounts and approximately 13% were to wholesale customers. Sales to residential customers in fiscal 2010 represented approximately 40% of retail gallons sold; commercial/industrial customers 37%; motor fuel customers 13%; and agricultural customers 5%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of fiscal 2010 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

Residential customers use propane primarily for home heating, water heating and cooking purposes. Commercial users, which include motels, hotels, restaurants and retail stores, generally use propane for the same purposes as residential customers. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding and crop drying. In its wholesale operations, the Partnership principally sells propane to large industrial end-users and other propane distributors.

We are a holding company, and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P.

The common units of AmeriGas Partners, representing limited partner interests, trade on the New York Stock Exchange under the symbol “APU.”

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

AMERIGAS FINANCE CORP.

AmeriGas Finance Corp. is one of our wholly owned subsidiaries. It has nominal assets and does not and will not conduct any operations or have any employees. It was formed in 1995 for the sole purpose of acting as co-obligor of debt securities that we may issue from time to time. AmeriGas Finance Corp. acts as co-obligor for our notes solely to allow certain institutional investors that might otherwise not be able to invest in our securities, either because we are a limited partnership, or by reason of the legal investment laws of their states of organization or their charters, to invest in our debt securities.

RECENT EVENTS

Concurrently with this offering, we are conducting a cash tender offer (the “Tender Offer”) for any or all of the $415.0 million outstanding principal amount of our 7.25% Series A and Series B Senior Notes due 2015 (the “2015 Notes”). In connection with the Tender Offer, we are also seeking consents to eliminate substantially all of the restrictive covenants included in the indenture governing the 2015 Notes. The Tender Offer is scheduled to expire on February 2, 2011, subject to our right to extend the Tender Offer, with an early consent date of January 19, 2011. The Tender Offer is being made pursuant to the Offer to Purchase and Consent Solicitation Statement issued in connection with the Tender Offer, and this prospectus supplement is not an offer to purchase or a solicitation of any consent with respect to any of the 2015 Notes. We intend to finance the purchase of the 2015 Notes in the Tender Offer with a portion of the net proceeds from this offering. The closing of the Tender Offer will be conditioned on, among other things, our having obtained net proceeds in this offering sufficient to fund the purchase of all of the 2015 Notes pursuant to the Tender Offer. The Tender Offer is also conditioned on at least a majority of the 2015 Notes being tendered and not withdrawn by the early consent date specified. We currently intend to issue a call for redemption for any 2015 Notes that are not tendered in the Tender Offer.

According to heating degree day data provided by the National Oceanic and Atmospheric Administration, average temperatures nationally during the quarter ended December 31, 2010 were 2.2% warmer than normal and 3.4% warmer than in the prior-year period. Because many of our customers rely on propane as a heating fuel, our results of operations may be adversely affected by warmer-than-normal heating season weather. See “Risk Factors—Decreases in the demand for propane because of warmer-than-normal heating season weather or unfavorable weather may adversely affect our results of operations” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010.

OUR STRUCTURE

AmeriGas Propane, Inc., our sole general partner and a wholly owned indirect subsidiary of UGI Corporation (NYSE:UGI), manages our activities and conducts our business. We also utilize the employees of, and management services provided by, UGI Corporation. The chart below depicts our organization and ownership structure. The percentages reflected in the following chart represent individual ownership interests in us and our operating partnership. Aggregate ownership of the operating partnership is shown in the box “Effective ownership interests in AmeriGas Propane, L.P.” in the organizational chart below.

THE OFFERING

Co-Issuers	AmeriGas Partners, L.P. and AmeriGas Finance Corp. (the “Co-Issuers”).

Notes Offered	$470.0 million in aggregate principal amount of % Senior Notes due 2021.

Maturity Date	May 20, 2021.

Interest Rate and Payment Dates	Interest on the notes will accrue at the rate of % per annum, payable semiannually in cash in arrears on each May 20 and November 20, commencing on May 20, 2011. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption	On and after May 20, 2016, we have the right to redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount) listed below, plus accrued and unpaid interest on the notes to the applicable redemption date, if redeemed during the twelve-month period beginning on May 20 of the years indicated below.

Year	Percentage
2016		%
2017		%
2018		%
2019 and thereafter	100.000%

On or prior to May 20, 2014, we may redeem up to 35% of the notes with the proceeds of a registered public equity offering at     % of their principal amount plus accrued and unpaid interest to the redemption date.

See “Description of Notes—Optional Redemption” beginning on page S-14 of this prospectus supplement.

Mandatory Offer to Repurchase	If we experience specific kinds of changes in control, we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Debt Securities—Offers to Purchase; Repurchase at the Option of the Debt Security Holders” beginning on page 5 of the accompanying prospectus.

Ranking	The notes will be senior unsecured joint and several obligations of AmeriGas Partners, L.P. and AmeriGas Finance Corp. The notes will rank equal in right of payment with all of the other existing and future senior indebtedness of the Co-Issuers (including any of the 2015 Notes not tendered by the holders thereof in the Tender Offer, the $14.7 million aggregate outstanding principal amount of our 8.875% Senior Notes due 2011 (the “2011 Notes”) and the $350.0 million aggregate outstanding principal amount of our 7.125% Senior Notes due 2016 (the “2016 Notes”)) and senior in right of payment to any future subordinated indebtedness of the Co-Issuers.

The notes will be effectively subordinated to any future secured indebtedness of the Co-Issuers to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future secured and unsecured indebtedness and other liabilities of our subsidiaries, including our operating partnership. After giving effect to the consummation of this offering, the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds” as if this offering had occurred on September 30, 2010, and assuming we had repurchased all of the 2015 Notes in the Tender Offer, AmeriGas Partners, L.P. would have had $834.7 million of aggregate senior indebtedness, none of which would have been secured, and the aggregate indebtedness of its operating partnership and its subsidiaries would have been approximately $77.9 million. The notes will be non-recourse to our general partner.

Certain Covenants	We will issue the notes under an indenture and a first supplemental indenture thereto each to be entered into by AmeriGas Partners, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The indenture governing the notes will, among other things, restrict our ability to:

•	make distributions or make certain other restricted payments;

•	borrow money or issue preferred stock;

•	enter into sale and leaseback transactions;

•	incur liens;

•	permit our subsidiaries to make distributions or make certain other restricted payments;

•	sell certain assets or merge with or into other companies;

•	enter into transactions with affiliates; and

•	engage in certain lines of business.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of the Debt Securities—Certain Covenants,” beginning on page 7 of the accompanying prospectus.

Use of Proceeds	We estimate that we will receive approximately $461.9 million from the sale of our % Senior Notes due 2021, after deducting underwriters’ discounts and commissions and offering expenses. We plan to use the net proceeds from the offering to refinance the 2015 Notes, which mature on May 20, 2015, for a total estimated price of approximately $432.2 million, including expenses incurred in the purchase but excluding accrued interest. The remaining net proceeds will be used to pay down borrowings outstanding under our operating partnership’s bank credit agreements.

No Public Trading Market	We do not intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the notes.

Risk Factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

The securities offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. You should read carefully the following risk factors and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, which is incorporated by reference into this prospectus supplement, in addition to the other information set forth in this prospectus supplement and the accompanying prospectus, before making an investment in the notes.

We are a holding company and have no material operations or assets. Accordingly, noteholders will be paid only if we receive distributions from our operating partnership after it meets its own financial obligations.

We are a holding company for our subsidiaries with no material operations and only limited assets. Our co-obligor on the notes, AmeriGas Finance Corp., is our wholly owned finance subsidiary that conducts no business and has nominal assets. We are dependent on cash distributions from our operating partnership, AmeriGas Propane, L.P., to service our debt obligations.

Noteholders will not receive payments required by the notes unless our operating partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements and reserves any necessary amounts to meet its own financial obligations. Our operating partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that AmeriGas Propane, Inc., our operating partnership’s general partner and our general partner, determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our operating partnership’s business, to enable it to make distributions to us so that we can make timely distributions to our limited partners and the general partner under our partnership agreement during the next four quarters, or to comply with applicable law or any of our operating partnership’s debt or other agreements.

The agreements governing our operating partnership’s bank credit agreements require the operating partnership to include in its cash reserves amounts for future required payments. This limits the amount of available cash the operating partnership may distribute to us each quarter.

In addition, the agreements governing the bank credit agreements only permit quarterly distributions by the operating partnership to us if no default exists under those agreements. Those agreements each contain various negative and affirmative covenants applicable to the operating partnership and require the operating partnership to maintain specified financial ratios. If the operating partnership violates any of these covenants or requirements, a default may result and distributions to us would be limited.

Noteholders may not receive payments under the notes because we are required to distribute all of our available cash and are not required to accumulate cash for the purpose of meeting our future obligations to noteholders.

Subject to the limitations on restricted payments contained in the indenture governing the notes and the indentures governing our existing 2015 Notes and 2016 Notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we may not accumulate significant amounts of cash. Therefore, if our operating partnership cannot make distributions, we may not have enough cash available to make payments on the notes.

The notes will be structurally subordinated to all indebtedness and other liabilities of our operating partnership and our subsidiaries and effectively subordinated to any of our or our co-obligor’s secured indebtedness to the extent of the value of the assets securing such indebtedness.

The notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our operating partnership and its subsidiaries and effectively subordinated to any future secured indebtedness of us or our co-obligor on the notes to the extent of the value of the assets securing such indebtedness.

The notes will be structurally subordinated to all existing and future claims of creditors of our operating partnership and its subsidiaries. This is because these creditors will have priority as to the assets of our operating partnership and its subsidiaries over our claims and, indirectly thereby, the claims of the holders of the notes.

Thus, the notes are structurally subordinated to the claims of the lenders under our operating partnership’s bank credit agreements, trade creditors and all possible future creditors of any of our subsidiaries. In addition, the notes will be effectively subordinated to any secured indebtedness that we or our co-obligor incur to the extent of the value of the assets securing such indebtedness.

After giving effect to the consummation of this offering, the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds” as if this offering had occurred on September 30, 2010 and assuming we had repurchased all of our 2015 Notes in the Tender Offer, AmeriGas Partners would have had $834.7 million of aggregate senior indebtedness, none of which would have been secured, and the aggregate indebtedness of our operating partnership and its subsidiaries would have been approximately $77.9 million.

Our substantial debt could impair our financial condition and our ability to fulfill our debt obligations.

We have substantial indebtedness. As of September 30, 2010, we and our operating partnership on a consolidated basis had total indebtedness of approximately $882.4 million (including current maturities of long-term debt of $20.1 million and bank loans of $91.0 million). Our partners’ capital totaled $392.9 million resulting in a ratio of debt to partners’ capital of 2.25 to 1.

Holders of our operating partnership’s indebtedness of $102.7 million as of September 30, 2010 will have senior rights to those of the noteholders. Any 2015 Notes that remain outstanding after the Tender Offer and the $14.7 million principal amount of outstanding 2011 Notes and $350.0 million principal amount of outstanding 2016 Notes will rank equally with the notes offered by this prospectus supplement. As of September 30, 2010, we had $148.3 million in available borrowing capacity under our operating partnership’s bank credit agreements. Subject to the restrictions under the bank credit agreements and indentures governing the 2015 Notes, 2011 Notes and 2016 Notes now outstanding, our operating partnership may incur significant additional indebtedness, which may be secured and will be effectively senior to the notes.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for our operating partnership to distribute cash for us to satisfy our obligations with respect to the notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our operating partnership may reduce our operating flexibility.

The indenture governing the notes offered hereby, the indentures governing our existing 2015 Notes and 2016 Notes and the agreements governing our operating partnership’s bank credit agreements contain various covenants that limit our ability to:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions;

•	engage in new lines of business; and

•	make investments.

These restrictions could limit our ability and the ability of our operating partnership to obtain future financings, make needed capital expenditures, withstand a future downturn in the economy or our business, conduct operations or otherwise take advantage of business opportunities that may arise.

The bank credit agreements also require the operating partnership to maintain specified financial ratios and satisfy other financial conditions. The ability of our operating partnership to meet those financial ratios and conditions can be affected by events beyond its control, such as weather conditions and general economic conditions. Accordingly, our operating partnership may be unable to meet those financial ratios and conditions.

Our breach of any of these covenants or our operating partnership’s failure to meet any of those financial ratios or conditions could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness and, by reason of cross-default provisions, the notes, to become immediately due and payable. If we are unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against any collateral granted to them to secure that indebtedness. If the lenders under the bank credit agreements so accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness, including the notes.

You may not know whether we are obligated to purchase the notes upon a change of control because of the ambiguity as to the meaning of a sale of “all or substantially all” of our assets.

The indenture for the notes provides that noteholders may require us to purchase their notes at 101% of their principal amount, plus accrued and unpaid interest, upon the occurrence of any “change of control” event specified in the indenture for the notes and summarized in the accompanying prospectus under “Description of the Debt Securities—Offers to Purchase; Repurchase at the Option of the Debt Security Holders.” The events that trigger a change of control include a sale of all or substantially all of our assets. The meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which law governs the indenture. This ambiguity as to when a sale of all or substantially all of our assets has occurred may make it difficult for holders of the notes to determine whether we have properly identified a change of control.

We are not likely to be able to purchase the notes upon a change of control; certain transactions may not constitute a change of control.

We are not likely to be able to purchase outstanding notes upon a change of control as defined in the indenture because the existing holders of any 2015 Notes that remain outstanding after the Tender Offer and 2016 Notes in the aggregate principal amount of $350.0 million will also have a purchase right upon the change of control. In addition, we may be unable to purchase outstanding notes because the agreements governing the bank credit agreements limit our operating partnership’s ability to make distributions to the partnership and we are not likely to have sufficient immediate financial resources for the repurchase.

A change of control under the indenture will result in an event of default permitting the acceleration of the debt under the indenture if we fail to purchase notes upon the demand of the holders. Such event of default will result in an event of default permitting the acceleration of the debt under the agreements governing the bank credit agreements, provided that the amount in default exceeds $7.5 million. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

In addition, a change of control under the indenture will result in an event of default under the agreements governing the bank credit agreements if the change of control results in UGI Corporation not owning directly or indirectly 100% of the general partnership interests in our operating partnership and at least a 30% ownership interest in our operating partnership. Such events of default under the bank credit agreements would permit the banks to accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under the bank credit agreements would result in an event of default under the indenture entitling the holders of the notes to declare the notes immediately due and payable as long as the aggregate amount of such indebtedness exceeds $10.0 million. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

You will not have any purchase rights when a transaction takes place that does not meet the definition of a change of control under the indenture because the transaction involves UGI Corporation, any of its subsidiaries or any entity in which UGI Corporation or any of its subsidiaries beneficially owns at least 51% of the entity’s voting stock. In addition, you will not have any purchase rights when a transaction takes place that is not a change of control under the indenture, including an acquisition, refinancing or other recapitalization, notwithstanding the fact that the transaction increases the amount of our indebtedness outstanding or otherwise affects our capital structure or credit ratings or adversely affects the holders of the notes in some other way.

There may be no trading market for the notes.

We do not intend to list the notes to be issued under this prospectus supplement on any securities exchange or to seek approval for quotations of the notes through any automated quotation system. There is no established market for the notes and there is a risk that:

•	an active trading market for the notes will not develop;

•	you will not be able to sell your notes at fair market value or at all; or

•	you will not receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended September 30,
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges(a)	3.02	3.57	2.77	3.15	2.01

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings is defined as income before income taxes plus fixed charges (excluding interest capitalized) and amortization of interest capitalized. Fixed charges consists of interest expensed and capitalized and the estimated portion of operating leases representative of the interest factor.

USE OF PROCEEDS

We estimate that we will receive approximately $461.9 million from the sale of our     % Senior Notes due 2021, after deducting underwriters’ discounts and commissions and offering expenses. We plan to use the net proceeds from the offering to refinance the 2015 Notes, which mature on May 20, 2015, for a total estimated price of approximately $432.2 million, including expenses incurred in the purchase but excluding accrued interest.

The remaining net proceeds will be used to pay down borrowings outstanding under our operating partnership’s bank credit agreements.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2010 (a) on an actual basis and (b) as adjusted to give effect to (1) the consummation of this offering, (2) the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds,” as if this transaction had occurred on September 30, 2010, and (3) the capital contributions by our general partner, which will be approximately $0.3 million, in order to maintain its aggregate 2% general partner interest in us and AmeriGas Propane, L.P. as a result of the receipt by AmeriGas Propane, L.P. of a portion of the net proceeds from this offering. You should read this table in conjunction with “Use of Proceeds” and our audited consolidated financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2010
	Actual	Adjusted
	(Thousands of Dollars)
Short-term debt, including current maturities:
Bank loans(1)	$91,000	$66,133
Current maturities of long-term debt(2)	20,123	20,123

	111,123	86,256

Long-term debt:
7.25% Senior Notes due 2015	415,000	—
7.125% Senior Notes due 2016	350,000	350,000
The notes offered hereby	—	470,000
Other	6,279	6,279

Total debt	882,402	912,535

Partners’ capital:
AmeriGas Partners, L.P. partners’ capital(3)	380,848	361,447
Noncontrolling interests	12,038	12,289

Total partners’ capital	392,886	373,736

Total capitalization	$1,275,288	$1,286,271

(1)	We have $275.0 million in total borrowing capacity under our operating partnership’s bank credit agreements. As of September 30, 2010, we had $35.7 million of outstanding letters of credit under our operating partnership’s bank credit agreements and we had $148.3 million available for additional borrowing under our operating partnership’s bank credit agreements. On January 4, 2011, we had $35.7 million of outstanding letters of credit under our operating partnership’s bank credit agreements and we had $70.3 million available for additional borrowings under our operating partnership’s bank credit agreements.
(2)	Current maturities of long-term debt includes $14.7 million aggregate outstanding principal amount of our 8.875% Senior Notes due 2011.
(3)	We estimate that we will incur a $19.4 million loss related to the expected early extinguishment of debt resulting from the refinancing in connection with the Tender Offer, assuming the purchase of 100% of the 7.25% Senior Notes due 2015.

DESCRIPTION OF NOTES

The following description of the notes we are offering supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the heading “Description of the Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description of debt securities in the accompanying prospectus and the indenture. Certain capitalized terms used herein are defined in the accompanying prospectus under the heading “Description of the Debt Securities—Certain Definitions.”

We are issuing the notes as a series of debt securities under an indenture, to be dated as of January     , 2011, among AmeriGas Partners, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee (such trustee is referred to as the “Trustee”), as supplemented by a first supplemental indenture to be dated as of January     , 2011, among AmeriGas Partners, AmeriGas Finance Corp. and the Trustee. The notes will be non-recourse to our general partner.

We do not currently intend to list the notes on any securities exchange or to seek approval for quotation through any automated quotation system. We cannot assure you that an active trading market for the notes will develop. The absence of an active trading market could have an adverse effect on the liquidity and value of the notes.

Principal, Maturity and Interest

The notes will initially be issued in an aggregate principal amount of $470.0 million. We will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will mature on May 20, 2021, unless redeemed prior to that date, as described under “—Optional Redemption.” Interest on the notes will accrue at the rate of     % per annum. We will pay interest on the notes semi-annually in arrears May 20 and November 20 of each year, beginning on May 20, 2011. We will make each interest payment to the persons who are the registered holders of the notes on the immediately preceding May 5 or November 5, respectively.

Interest on the notes will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

The notes are subject to redemption at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, subject to the rights of the Holders of the notes on a relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on May 20 of the years indicated below:

Year	Percentage
2016		%
2017		%
2018		%
2019 and thereafter	100.000%

In the event that, on or prior to May 20, 2014, we consummate a registered public offering of our Capital Stock (other than Redeemable Capital Stock), then, within 90 days of the consummation of such registered public offering, we, at our option, may use the net proceeds of such registered public offering to redeem up to 35% of the aggregate principal amount of the notes (including additional notes) at a price of     % of the principal amount

thereof, plus accrued and unpaid interest, if any, to the applicable redemption date, subject to the rights of the Holders of the notes on a relevant record date to receive interest due on the relevant interest payment date; provided, however, that at least 65% of the notes originally issued, together with any additional notes, shall be outstanding immediately after such redemption.

Reports by the Registrant

So long as any notes are outstanding, we will file with the SEC or, if we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, post on our website, within the time periods specified in the SEC’s rules and regulations, including the additional periods under Rule 12B-25, annual and other reports and statements prepared in accordance with the reporting provisions under Section 13 or 15(d) of the Exchange Act.

Reporting Default

If we fail to comply with the reporting requirement described above (a “Reporting Default”), the trustee or holders of 25% in aggregate principal amount of notes then outstanding may deliver to us a notice requiring us to cure the Reporting Default within 105 days of the date of such notice. A Reporting Default will be a Default and an Event of Default under the indenture only if we fail to cure the Reporting Default within such 105-day period.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following general discussion summarizes certain material U.S. federal income tax considerations of the acquisition, ownership and disposition of a note. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (“IRS”) and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, traders who elect to mark the notes to market, partnerships or other pass-through entities, tax-exempt entities, banks and other financial institutions, insurance companies, brokers, “controlled foreign corporations,” “passive foreign investment companies,” persons holding a note as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction and persons who have a “functional currency” other than the U.S. dollar.

This discussion does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law other than U.S. federal estate tax law as applicable to a non-U.S. Holder (to the extent set forth below). In addition, this discussion is limited to a purchaser of a note who will hold the note as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisers.

This summary of certain material U.S. federal income and estate tax considerations is for general information purposes only and is not tax advice. Prospective purchasers of the notes are advised to consult their tax advisers regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

The following discussion is limited to a holder of a note that is a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized in the United States or a political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” within the meaning of the Treasury regulations promulgated under the Code, have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

Taxation of Stated Interest on the Notes. Generally, payments of stated interest on a note will be includible in a U.S. Holder’s gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with the U.S. Holder’s regular method of tax accounting.

Bond Premium. A U.S. Holder whose basis in a note immediately after its acquisition by such U.S. Holder exceeds all amounts payable on such note after such purchase (other than payments of stated interest) will be considered as having purchased the note with “bond premium.” A U.S. Holder generally may elect to amortize bond premium over the remaining term of the note, using a constant yield method, as an offset to interest income. An electing U.S. Holder must reduce its tax basis in the note by the amount of the aggregate amortized bond premium. If such holder does not elect to amortize bond premium, such premium will decrease the gain or increase the loss that such holder would otherwise recognize on the note. The election to amortize bond premium, once made, will apply to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market Discount. If a U.S. Holder acquires a note for an amount that is less than all amounts payable on such note after the acquisition date (other than payments of stated interest), then the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Unless a U.S. Holder elects to accrue market discount as described below, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange or redemption of a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at or prior to the time of such payment or disposition. Further, a disposition of a note by gift (and in certain other non-taxable transactions) could result in the recognition of market discount income, computed as if such note had been sold for its fair market value. In addition, a U.S. Holder of a note may be required to defer, until the maturity of such note or the earlier disposition of such note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Market discount in respect of a note is generally considered to accrue ratably during the period from the acquisition date to the maturity date of such note, unless the U.S. Holder elects to accrue market discount on the note under the constant yield method.

A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Premiums upon Redemptions and Repurchases. The notes may be redeemed or repurchased at 101% of their principal amount, plus accrued and unpaid interest, subject to certain conditions, if a change of control occurs. We intend to take the position that the likelihood of such a redemption or repurchase is remote under applicable Treasury regulations and do not intend to treat those possibilities as affecting the yield to maturity of the notes and creating original issue discount. Furthermore, we may be required to pay a premium above the principal amount of the notes if we exercise our option to redeem the notes prior to maturity, which premium generally decreases the closer our option is exercised to maturity of the notes. We intend to treat this redemption option as not affecting the yield to maturity of the notes and creating original issue discount because, under applicable Treasury regulations, such borrower options that would increase the yield of a note if exercised can generally be disregarded.

Our determination regarding the treatment of potential redemption premium on the notes for the purpose of the original issue discount rules is binding on each U.S. Holder unless a U.S. Holder explicitly discloses to the IRS in the proper manner that its determination is different than ours. Our determination is not binding on the IRS, however, and it is possible that the IRS may take a different position regarding the possibility of such payments, in which case, if that position were sustained, the timing, amount and character of income recognized with respect to a note may be substantially different than described herein and a U.S. Holder may be required to recognize income significantly in excess of payments received and may be required to treat as interest income all or a portion of any gain recognized on the conversion or disposition of a note. This discussion assumes that the IRS will not take a different position, or, if it takes a different position, that such position will not be sustained. Prospective purchasers should consult their own tax advisers as to the tax considerations that relate to the possibility of additional payments.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, retirement or other taxable disposition of a note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a note is attributable to the payment of accrued interest on the note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note generally will be the amount paid for the note, increased by any market discount previously included in the U.S. Holder’s gross income and reduced by the amount of any amortizable bond premium applied to reduce interest inclusions with respect to the notes. The gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the sale, exchange or retirement. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Information Reporting Requirements and Backup Withholding Tax. A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain “reportable payments,” including interest, principal (and premium, if any) on, and gross proceeds from a disposition of, a note. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. U.S. Holders of a note should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

The backup withholding rules apply if the U.S. holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or as a credit against that U.S. Holder’s U.S. federal income tax liability, provided the requisite procedures are followed. We will report annually to the IRS and to each U.S. Holder of a note the amount of any “reportable payments” and the amount of tax withheld, if any, with respect to those payments.

Recent Legislation Relating to Medicare Tax on Investment Income. Beginning in 2013, a 3.8% Medicare tax will be imposed on the “net investment income” earned by certain U.S. Holders that are individuals, estates or trusts. For this purpose, “net investment income” generally includes the interest paid on the notes, as well as gain from the sale of the notes. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s net investment income or (2) the individual’s modified adjusted gross income in excess of $250,000 (for an individual who is married and filing jointly or a surviving spouse), $125,000 (for an individual who is married and filing separately) or $200,000 (in any other case).

Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by a “Non-U.S. Holder”. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) of notes other than a U.S. Holder. For purposes of the discussion below, interest and gain on the sale, exchange or other disposition of the notes will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; and

•

in the case of a Non-U.S. Holder eligible for the benefits of an applicable income tax treaty, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest. Generally, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of our capital or profits interests;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	certifies, under penalties of perjury on a Form W-8BEN, that such holder is not a U.S. person and provides such holder’s name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% withholding rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to a branch profits tax of 30%. To claim an exemption from withholding for U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8BEN (claiming treaty benefits) or W-8ECI (claiming exemption from withholding because income is U.S. trade or business income) (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under the Treasury regulations, special procedures are provided for payments through qualified intermediaries.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange, retirement or other taxable disposition of the notes unless:

•	the gain is U.S. trade or business income (in which case the branch profits tax may also apply to a corporate Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States).

U.S. Federal Estate Tax. Notes held (or treated as held) by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of his or her death will not be subject to United States federal estate tax, provided that the interest on such notes would be exempt as portfolio interest when received by the Non-U.S. holder at the time of his or her death and the income on the notes was not U.S. trade or business income.

Information Reporting Requirements and Backup Withholding Tax. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification (i.e., a Form W-8BEN or W-8ECI as described above) has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder timely provides the required information to the IRS.

THE U.S. FEDERAL INCOME AND ESTATE TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated January    , 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, RBS Securities Inc., Wells Fargo Securities, LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective principal amount of notes:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	$
J.P. Morgan Securities LLC
RBS Securities Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
PNC Capital Markets LLC

Total		$470,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     % of the principal amount of the notes. The underwriters and selling group members may allow a discount of     % of the principal amount of the notes on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers. The underwriters may offer and sell the notes through certain of their affiliates.

We estimate that our out of pocket expenses for this offering will be approximately $580,000.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

The underwriters or their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Credit Suisse Securities (USA) LLC is the coordinating dealer manager and solicitation agent in the Tender Offer and the related consent solicitation and J.P. Morgan Securities LLC, RBS Securities Inc. and Wells Fargo Securities, LLC are co-dealer managers and solicitation agents in the Tender Offer and the related consent solicitation relating to the 2015 Notes. Under our operating partnership’s existing bank credit agreements, an affiliate of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC serve as documentation agents, an affiliate of Wells Fargo Securities, LLC serves as an administrative agent and an affiliate of Citigroup Global Markets Inc. serves as a syndication agent. Affiliates of certain of the underwriters are lenders under the bank credit agreements and would receive a pro rata portion of any of the net proceeds of this offering if any such net proceeds are used for the repayment of indebtedness under the bank credit agreements.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain affiliates of the underwriters may be holders of our existing 2015 Notes and may participate in the Tender Offer and the consent solicitation we are currently undertaking with respect thereto. As a result, such affiliates would receive a portion of the proceeds of this offering to the extent such notes are redeemed or repurchased by us in connection with the Tender Offer and consent solicitation.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), an offer to the public of the notes which are the subject of the offering described in this prospectus supplement may not be made in that relevant member state, except that an offer to the public in that relevant member state of the notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided, that no such offer of the notes shall result in a requirement for the publication by the Co-Issuers or any representative of a prospectus supplement pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the notes described in this prospectus supplement located in a relevant member state who receives any communication in respect of, or who acquires any notes under, the offer contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to with each underwriter and the company that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters have been given to the offer or resale; or (ii) where the notes have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of such notes to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, (a) persons who are outside the United Kingdom or (b) persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

LEGAL MATTERS

The validity of the notes being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters have been represented by Shearman & Sterling LLP, New York, NY.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus supplement by reference to the AmeriGas Partners, L.P. Annual Report on Form 10-K for the fiscal year ended September 30, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus supplement and the accompanying prospectus information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2010; and

•	our current report on Form 8-K filed on January 5, 2011.

We will provide without charge to each person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of each person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, PA 19406, telephone (610) 337-7000, Attention: Hugh J. Gallagher, Director, Treasury Services and Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.

PROSPECTUS

(Supercedes Prospectus dated May 8, 2009)

AMERIGAS PARTNERS, L.P.

AMERIGAS FINANCE CORP.

SENIOR DEBT SECURITIES

Senior debt securities of AmeriGas Partners, L.P. and AmeriGas Finance Corp. may be offered in one or more series, in amounts, at prices and on terms to be determined at the time of the offering.

We will provide specific terms concerning the debt securities in supplements to this prospectus and other offering material, as necessary. You should read this prospectus and the accompanying prospectus supplement and any other offering material carefully before you invest.

We will offer the securities only by and through underwriters in firm commitment underwritings. See “Plan of Distribution.” The prospectus supplement will list the underwriters and the compensation that they will receive.

Investing in the debt securities involves certain risks. See “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, which is incorporated by reference into this prospectus, and “Risk Factors” in the applicable prospectus supplement, for a discussion of the factors you should carefully consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell from time to time the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of us and the debt securities. We will file prospectus supplements that may add to, update or change information in this prospectus. In addition, you should review the documents we have incorporated by reference.

When used in this prospectus, unless the context otherwise requires, “AmeriGas Partners,” “we,” “our,” “ours,” “ourselves” and the “partnership” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which include our operating partnership, AmeriGas Propane, L.P., and its subsidiary, AmeriGas Propane, L.P. References to our “general partner” refer to AmeriGas Propane, Inc. and references to “AmeriGas Propane” or our “operating partnership” refer to AmeriGas Propane, L.P. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2010” are to our fiscal year ended September 30, 2010.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

ABOUT AMERIGAS PARTNERS, L.P.

We are a publicly traded limited partnership formed under Delaware law in 1994. We are the largest retail propane distributor in the United States based on volume of propane gallons distributed annually. We distribute more than one billion gallons of propane annually. As of September 30, 2010, we served approximately 1.3 million residential, commercial, industrial, agricultural and motor fuel customers in all 50 states from nearly 1,200 propane distribution locations. Typically, propane distribution locations are found in suburban and rural areas where natural gas is not readily available.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed over one billion gallons of propane in fiscal 2010. Approximately 87% of our fiscal 2010 sales (based on gallons sold) were to retail accounts and approximately 13% were to wholesale customers. Sales to residential customers in fiscal 2010 represented approximately 40% of retail gallons sold; commercial/industrial customers 37%; motor fuel customers 13%; and agricultural customers 5%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of fiscal 2010 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

Residential customers use propane primarily for home heating, water heating and cooking purposes. Commercial users, which include motels, hotels, restaurants and retail stores, generally use propane for the same purposes as residential customers. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding and crop drying. In its wholesale operations, the Partnership principally sells propane to large industrial end-users and other propane distributors.

We are a holding company, and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

ABOUT AMERIGAS FINANCE CORP.

AmeriGas Finance Corp. is one of our wholly owned subsidiaries. It has nominal assets and does not and will not conduct any operations or have any employees. It was formed in 1995 for the sole purpose of acting as co-obligor of debt securities that we may issue from time to time. AmeriGas Finance Corp. acts as co-obligor for our debt securities solely to allow the investment in our debt securities by certain institutional investors that might otherwise not be able to invest in our securities, either because we are a limited partnership, or by reason of the legal investment laws of their states of organization or their charters.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended September 30,
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges (a)	3.02	3.57	2.77	3.15	2.01

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings is defined as earnings before income taxes plus fixed charges (excluding interest capitalized) and amortization of interest capitalized. Fixed charges consists of interest expensed and capitalized and the estimated portion of operating leases representative of the interest factor.

USE OF PROCEEDS

We will describe the use of proceeds with respect to a particular offering in the applicable prospectus supplement or other offering material, which may include the use for general business purposes, including repayment of our or our operating partnership’s debt, future acquisitions, capital expenditures and working capital.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities will be issued under an indenture between AmeriGas Partners, L.P. and AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The indenture is a technical document with terms that have defined meanings. This summary description of the debt securities refers to and includes some of those defined terms, which are capitalized. Some of these terms are defined at the end of this summary but not all of the definitions of these terms are included nor are descriptions included of all of the features of the debt securities and the indenture, some of which you may find relevant. For that reason, we urge you to read the indenture and the prospectus supplement describing the particular terms of the debt securities because they, and not this description, define the rights of the debt security holders. The indenture is filed as an exhibit to this registration statement.

General

The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms for a particular issuance, which will be described in an accompanying prospectus supplement. Wherever particular sections or defined terms of the indenture are referred to, such sections or defined terms are incorporated by reference into this prospectus, and the statement in this prospectus is qualified by that reference.

A form of each debt security, reflecting the particular terms and provisions of a series of offered debt securities, will be filed with the SEC at the time of the offering.

Brief Description of the Debt Securities

The debt securities will:

•	be our unsecured general joint and several obligations;

•	rank senior in right of payment to all of our subordinated indebtedness;

•	rank equally in right of payment with all of our other senior indebtedness;

•	be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated to, which means they rank behind, the indebtedness of our operating partnership, including its Credit Agreement.

As described in more detail above under “About AmeriGas Partners, L.P.,” AmeriGas Partners, L.P. is a holding company for its subsidiaries. The partnership has no material operations and no substantial assets other than its consolidated subsidiaries, including the operating partnership. Accordingly, the partnership is dependent upon the distribution of the earnings of its consolidated subsidiaries, including the operating partnership, to service its debt obligations, including the debt securities.

Because the debt securities will be structurally subordinated to the indebtedness of the operating partnership, debt security holders generally will have no recourse to the operating partnership or any of its subsidiaries or their assets for amounts due under the debt securities. Debt security holders may, however, have indirect recourse, together with the holders of our other senior indebtedness, to the extent the partnership has rights as a holder of equity interests in the operating partnership and its subsidiaries. In addition, the debt security holders will not have any right to require the operating partnership to make distributions to the partnership.

We will pay principal and interest on the debt securities at our office or agency, which we maintain in the City of New York. At our option, we may make payments of interest by check mailed to the debt security holders at their respective addresses as set forth in the register of debt securities. All payments with respect to global debt securities, however, will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global debt securities. Until otherwise designated by us, our office or agency in The City of New York will be the office of the trustee maintained for payment purposes.

Information in the Prospectus Supplement

The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title of the debt securities;

•	the total principal amount offered;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates;

•	the rate at which the debt securities will bear interest, if any, and the interest payment dates;

•	if the debt securities are original issue discount debt securities, the yield to maturity;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the debt securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	the terms and conditions on which we may optionally redeem the debt securities;

•	the terms and conditions on which we may be required to redeem the debt securities;

•

any obligation for us to redeem, purchase or repay the debt securities at the option of a holder upon the happening of an event other than a change of control and certain sales of assets, which are specified in the indenture, and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.

We will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under “Form of Debt Securities.” Unless otherwise provided in the accompanying prospectus supplement, we will issue debt securities denominated in U.S. dollars and only in denominations of $1,000 and integral multiples thereof.

Offers to Purchase; Repurchase at the Option of the Debt Security Holders

We may be required to offer to purchase the debt securities if there is a change in control of, or there are certain asset sales by, the partnership.

Change of Control Offer: The indenture defines the term “change of control.” Upon the occurrence of a change of control, each debt security holder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s debt securities pursuant to a change of control offer on the terms set forth in the indenture. In a change of control offer, we will offer a change of control payment in cash equal to 101% of the aggregate principal amount of the debt securities or portion of debt securities validly tendered for payment, plus accrued and unpaid interest to the date of purchase. Generally, a change of control would occur when:

•

There is a sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership or the operating partnership to any entity other than UGI Corporation, our indirect parent, which is a public company, and its subsidiaries, or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of such entity’s voting stock. In this regard, the meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. Therefore, in some transactions it may be unclear whether a change of control has occurred;

•

There is a merger or consolidation of the partnership or the operating partnership, or a successor to either entity, with any entity other than UGI Corporation and its subsidiaries or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of that entity’s voting stock;

•	There is a liquidation or dissolution of the partnership or AmeriGas Propane, Inc., our general partner, or a successor to the general partner; or

•

There is any transaction that results, or series of transactions that result, in UGI Corporation and its subsidiaries beneficially owning in the aggregate, directly or indirectly, less than 51% of the voting stock of our general partner, or a successor to the general partner.

Within 30 days following any change of control, we will mail a notice to each debt security holder stating that, among other things, a change of control offer is being made, all debt securities tendered will be accepted for payment and any debt securities not tendered will continue to accrue interest and identifying the amount of the change of control payment and the change of control payment date for the debt securities. The notice will also include directions for debt security holders who elect to have their debt securities purchased in the change of control offer.

Debt security holders will be entitled to withdraw any election to have their debt securities purchased if the paying agent receives timely and proper notice of such withdrawal. The notice from the partnership to debt security holders will describe the requirements for the notice from the debt security holders to the paying agent.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other relevant securities laws applicable to the repurchase of debt securities in connection with a change of control.

On the change of control payment date, we will, to the extent lawful, accept for payment any or all portions of debt securities tendered in accordance with the change of control offer; deposit an amount equal to the change of control payment for the debt securities with the paying agent in respect of all debt securities or portions of debt securities properly tendered; and deliver or cause to be delivered to the trustee the debt securities so accepted together with an officers’ certificate stating the aggregate amount of the debt securities or portions of debt securities tendered to us.

The paying agent will promptly mail the change of control payment to each debt security holder. The trustee will promptly authenticate and mail to each debt security holder a new debt security equal in principal amount to any unpurchased portion of the debt securities surrendered. However, each new debt security will be in a principal amount of $1,000 or an integral multiple of $1,000 of the debt securities. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

We may not be able to purchase the debt securities upon a change of control because the holders of our 7.25% Senior Notes due May 2015 and 7.125% Senior Notes due May 2016 will also have put rights upon a change of control.

In addition, we may be unable to pay the change of control payment because our operating partnership’s existing Credit Agreement limits, and future Credit Agreements may limit, the operating partnership’s ability to make distributions to the partnership, and we may not have sufficient immediate financial resources to pay cash to the holders of debt securities upon a repurchase.

The failure of the partnership to repurchase the debt securities upon a change of control offer would constitute an immediate Event of Default under the indenture.

The failure of UGI Corporation to own directly or indirectly 100% of the general partnership interests in the operating partnership and at least a 30% ownership interest in the operating partnership would constitute an event of default under our operating partnership’s existing Credit Agreement. Upon such an event of default, the banks under our operating partnership’s existing Credit Agreement may accelerate repayment of the indebtedness owed to them. An acceleration of the Indebtedness under our operating partnership’s existing Credit Agreement would result in a default under our indenture as long as the aggregate amount of such Indebtedness is $10 million or more. We and our operating partnership are not likely to be able to repay simultaneously all of our Indebtedness upon a change of control and acceleration of our Indebtedness.

Selection and Notice of Redemption: If a series of debt securities is redeemable prior to its stated maturity date, and less than all the debt securities of that series are to be redeemed, the trustee will select the debt securities to be redeemed among the holders of debt securities pro rata, by lot or in accordance with a method which the trustee considers to be fair and appropriate. The trustee must choose such securities in a manner that complies with any legal and stock exchange requirements. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at its registered address. If any security is to be redeemed in part only, the notice of redemption that relates to that security shall state the portion of the principal amount thereof to be redeemed. A new security in principal amount equal to the unredeemed portion of the security will be issued in the name of the holder of that security upon surrender and cancellation of the original security. On and after the redemption date, interest ceases to accrue on debt securities or portions of debt securities called for redemption.

Certain Covenants

The indenture requires us to comply with a number of covenants, including those summarized below.

Limitation on Additional Indebtedness: The partnership and its Restricted Subsidiaries may only incur more debt under certain circumstances. The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume or guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of any Indebtedness (including, without limitation, any Redeemable Capital Stock), unless at the time of such incurrence, and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the partnership would be greater than 2.00 to 1.

In addition to any Indebtedness that may be incurred as set forth above, the partnership and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness, which is defined in the indenture, means each of the following:

•	First, Indebtedness of the partnership and AP Eagle Finance Corp. evidenced by the 8.875% Senior Notes due May 2011 and 7.125% Senior Notes due May 2016;

•	Second, Indebtedness of the partnership and AmeriGas Finance outstanding on the applicable issue date of a series of debt securities;

•

Third, Indebtedness of the operating partnership; provided that the aggregate principal amount, exclusive of any unamortized premium, of this Indebtedness outstanding at any time may not exceed $518 million;

•

Fourth, Indebtedness of the partnership or a Restricted Subsidiary incurred for the making of expenditures for the improvement or repair, to the extent the improvements or repairs may be capitalized in accordance with GAAP, or additions, including by way of acquisitions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries, or incurred by assumption in connection with additions, including additions by way of acquisitions or capital contributions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $100 million;

•

Fifth, Indebtedness of the partnership or a Restricted Subsidiary incurred for any purpose permitted under the operating partnership’s Credit Agreement, provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed an amount equal to the greatest of $450 million, the Consolidated Borrowing Base Amount, or 30% of the Consolidated Tangible Assets of the partnership;

•

Sixth, Indebtedness of the partnership owed to our general partner or an affiliate of our general partner that is unsecured and that is Subordinated Indebtedness; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $50 million;

•

Seventh, Indebtedness of the partnership or a Restricted Subsidiary for the purpose of the payment of certain liabilities of Petrolane Incorporated (“Petrolane”), a subsidiary of our general partner; provided that the aggregate amount of such Indebtedness outstanding at any time may not exceed $30 million;

•	Eighth, Indebtedness owed by the partnership or any Restricted Subsidiary to any Wholly Owned Restricted Subsidiary;

•

Ninth, Indebtedness under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or similar arrangement designed to protect the partnership or any Restricted Subsidiary from fluctuations in interest rates;

•	Tenth, Permitted Refinancing Indebtedness;

•

Eleventh, the incurrence by the partnership or a Restricted Subsidiary of Indebtedness owed directly to its insurance carriers, without duplication, in connection with the partnership’s, its subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and guarantees of the foregoing, secured by letters of credit; provided that any Consolidated Fixed Charges associated with the Indebtedness evidenced by the reinsurance agreements, indemnification agreements, guarantees and letters of credit will be included, without duplication, in any determination of the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant in the indenture entitled “Limitation on Additional Indebtedness”;

•

Twelfth, Indebtedness of the partnership and its Restricted Subsidiaries in respect of Capital Leases, meaning, generally, any lease of any property that would be required to be classified and accounted for under GAAP as a capital lease on a balance sheet of the lessee or guarantor or other surety;

•

Thirteenth, Indebtedness of the partnership and its Restricted Subsidiaries represented by letters of credit supporting obligations under workmen’s compensation laws, obligations to suppliers of propane (provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $25 million) and the repayment of Permitted Indebtedness;

•

Fourteenth, surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the partnership or any of its subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default.” The terms “Default” or “Event of Default” are defined in the indenture and summarized below under the caption “Events of Defaults and Remedies”; and

•

Fifteenth, the incurrence by the partnership or a Restricted Subsidiary of Indebtedness in addition to the Indebtedness described in clauses One through Fourteen above in an aggregate principal amount then outstanding, not to exceed the greater of $50 million or 5% of the Consolidated Tangible Assets of the partnership.

Limitation on Restricted Payments: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a restricted payment, that is, to:

•

Declare or pay any dividend or any other distribution or payment on or with respect to Capital Stock of the partnership or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of Capital Stock of the partnership or any of its Restricted Subsidiaries other than dividends or distributions payable solely in Capital Stock of the partnership, other than Redeemable Capital Stock, or in options, warrants or other rights to purchase Capital Stock of the partnership, other than Redeemable Capital Stock; declare or pay a dividend or other distribution to the extent declared or paid to the partnership or any Restricted Subsidiary of the partnership; or declare or pay a dividend or other distribution by any Restricted Subsidiary of the partnership to all holders of Capital Stock of that Restricted Subsidiary on a pro rata basis, including, in the case of the operating partnership, to its general partner;

•

Purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the partnership or any of its Restricted Subsidiaries, other than any Capital Stock owned by a Wholly Owned Restricted Subsidiary of the partnership;

•

Make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other stated maturity, any subordinated Indebtedness, other than any such Indebtedness owned by the partnership or a Wholly Owned Restricted Subsidiary of the partnership; or

•	Make any investment, other than a Permitted Investment, in any entity,

unless, at the time of and after giving effect to the proposed restricted payment, no Default or Event of Default shall have occurred and be continuing, and the restricted payment, together with the aggregate of all other restricted payments made by the partnership and its Restricted Subsidiaries during the fiscal quarter during which the restricted payment is made, will not exceed:

•	if the Consolidated Fixed Charge Coverage Ratio of the partnership is greater than 1.75 to 1, an amount equal to Available Cash as of the end of the immediately preceding fiscal quarter; or

•

if the Consolidated Fixed Charge Coverage Ratio of the partnership is equal to or less than 1.75 to 1, an amount equal to the sum of $75 million, less the aggregate amount of all restricted payments made by the partnership and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the partnership immediately preceding the date of the restricted payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the restricted payment plus the aggregate net cash proceeds of any substantially concurrent capital contribution to the partnership from any Person other than a Restricted Subsidiary of the partnership, or issuance and sale of shares of Capital Stock, other than redeemable capital stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership.

Any permitted restricted payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the general partner on the date of the restricted payment of the assets proposed to be transferred.

The above provisions will not prohibit:

•	The payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

•

The redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the partnership or any Restricted Subsidiary of the partnership in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of other Capital Stock, other than Redeemable Capital Stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash; or

•

Any redemption, repurchase or other acquisition or retirement of subordinated Indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of Capital Stock, other than Redeemable Capital Stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership, or Indebtedness of the partnership issued to any entity other than a Restricted Subsidiary or the partnership, so long as the Indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

In computing the amount of permitted restricted payments previously made for purposes of the restricted payments test above, restricted payments made under the first point above must be included and restricted payments made under the second and third points above must not be included.

Asset Sales: The indenture defines the term “Asset Sale” and provides that the partnership and its Restricted Subsidiaries must comply with restrictions applicable to an Asset Sale. An Asset Sale would include either of the following, whether in a single transaction or a series of related transactions:

•

The sale, lease, conveyance or other disposition of any assets (including by way of a Sale and Leaseback Transaction) other than sales of inventory in the ordinary course of business and consistent with past practice; or

•	The issuance or sale of Capital Stock of any Restricted Subsidiary.

The indenture provides that some transactions are not considered Asset Sales, including any transfer of assets or Capital Stock by the partnership or any of its Restricted Subsidiaries to the operating partnership or a Wholly Owned Restricted Subsidiary of the partnership, any transfer of assets or capital stock by the partnership or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a Permitted Business and having a fair market value, as determined in good faith by our general partner, not less than that of the assets so transferred, and any transfer of assets pursuant to a Permitted Investment. Furthermore, the sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership would not be treated as an Asset Sale, but rather as a possible change of control or as if the partnership merged with another entity.

The partnership and its Restricted Subsidiaries may complete an Asset Sale if the partnership or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by our general partner, of the assets sold or otherwise disposed of, and at least 75% of the consideration received by the partnership or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

•	The amount of any liabilities on the partnership’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

•

The amount of any debt securities or other obligations received by the partnership or the Restricted Subsidiary from the transferee that is immediately converted by the partnership or the Restricted Subsidiary into cash, to the extent of the cash received.

Furthermore, the 75% limitation will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than what the after-tax proceeds would have been had the Asset Sale complied with the 75% limitation.

If the partnership or any of its Restricted Subsidiaries receives Net Proceeds exceeding $20 million from one or more Asset Sales in any fiscal year, then within 360 days after the date the aggregate amount of Net Proceeds exceeds that amount, the partnership must apply the amount exceeding $20 million to reduce Indebtedness of a Restricted Subsidiary, with a permanent reduction of availability in the case of revolving Indebtedness, or make an investment in assets of a Permitted Business. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

Pending the final application of any Net Proceeds, the partnership or any Restricted Subsidiary may temporarily reduce borrowings under the operating partnership’s Credit Agreement, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

When the aggregate amount of Excess Proceeds exceeds $10 million, we will make an offer to all of our holders of debt securities of an applicable series under the indenture to purchase for cash that number of debt securities that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the security plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the indenture and we will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of debt securities tendered in response to our purchase offer is less than the Excess Proceeds, the partnership or any Restricted Subsidiary may use such deficiency for general business purposes. If the aggregate principal amount of debt securities surrendered by their holders exceeds the amount of Excess Proceeds, the trustee shall select the debt securities to be purchased on a pro rata basis.

Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the debt securities under the indenture, and the terms of those securities provide that a similar offer must be made with respect to those other securities, as do the applicable indentures for our currently outstanding senior Indebtedness, then our offer to purchase the debt securities will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the debt security holders, regardless of the amount tendered, the amount of Excess Proceeds will be reset at zero.

Limitation on Liens: The partnership will not, and will not permit any of its Restricted Subsidiaries to, incur, assume or suffer to exist any liens (other than Permitted Liens) upon any of its respective property or assets, unless all payments due under the indenture and the debt securities are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a lien.

Limitation on Transactions with Affiliates: The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions, including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in our partnership agreement or in the operating partnership’s partnership agreement and the other agreements entered into between the partnership or the operating partnership and any of their affiliates on April 19, 1995, with, or for the benefit of any affiliates of the partnership unless:

•	The transaction or series of related transactions are between the partnership and its Wholly Owned Restricted Subsidiaries or between two Wholly Owned Restricted Subsidiaries; or

•

The transaction or series of related transactions are on terms that are no less favorable to the partnership or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an affiliate of the partnership or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $15 million, the partnership shall have delivered an officers’ certificate to the trustee certifying that the transaction(s) is on terms that are no less favorable to the partnership or the Restricted Subsidiary than those which would have been obtained from an entity that is not an affiliate of the partnership or Restricted Subsidiary and has been approved by a majority of the board of directors of our general partner (including a majority of the disinterested directors).

However, the covenant limiting transactions with affiliates will not restrict the partnership, any Restricted Subsidiary or the general partner from entering into any employment agreement, stock option agreement, restricted stock agreement or similar agreement in the ordinary course of business; transactions permitted by the provisions of the indenture described under the covenant “Limitation on Restricted Payments;” and transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the Permitted Business operated by the partnership.

Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries: The partnership will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

•	Pay dividends, in cash or otherwise, or make any other distributions on or with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

•	Pay any Indebtedness owed to the partnership or any other Restricted Subsidiary;

•	Make loans or advances to, or any investment in, the partnership or any other Restricted Subsidiary;

•	Transfer any of its properties or assets to the partnership or any other Restricted Subsidiary; or

•	Guarantee any Indebtedness of the partnership or any other Restricted Subsidiary.

However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

•	Applicable law;

•

Any agreement in effect at or entered into on the applicable issue date of a series of debt securities, including the Credit Agreement in effect on such date, or any agreement relating to any Permitted Indebtedness; provided, however, that the encumbrances and restrictions contained in the agreements governing the Permitted Indebtedness are no more restrictive with respect to the payment restrictions than those set forth in the Credit Agreement as in effect on the applicable issue date of a series of debt securities;

•	Customary non-assignment provisions of any contract or any lease governing a leasehold interest of the partnership or any Restricted Subsidiary;

•	Certain purchase money obligations for property acquired in the ordinary course of business;

•

Any agreement of an entity (or any it its Restricted Subsidiaries) acquired by the partnership or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity so acquired; or

•

Provisions contained in instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

Limitation on Sale and Leaseback Transactions: The partnership will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the indenture and, generally, means any arrangement (other than between the partnership and a Wholly Owned Restricted Subsidiary or between Wholly Owned Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

The partnership and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback transaction with respect to property acquired or constructed after the date on which the debt securities of a particular series are issued; provided that the partnership or the Restricted Subsidiary would be permitted under the indenture to incur Indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback transaction; or the lease in the Sale and Leaseback Transaction is for a term not in excess of the lesser of three years or 60% of the remaining useful life of such property.

Limitations on AmeriGas Finance Corp.: In addition to the restrictions set forth under “Limitation on Additional Indebtedness” above, AmeriGas Finance Corp. or any substitute obligor may not incur any Indebtedness unless the partnership is a co-obligor or guarantor of the Indebtedness; or the net proceeds of the Indebtedness are either lent to the partnership, used to acquire outstanding notes issued by the partnership, or used, directly or indirectly, to refinance or discharge Indebtedness permitted under the limitation of this paragraph.

AmeriGas Finance Corp. may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the partnership.

Merger, Consolidation or Sale of Assets

The indenture provides that the partnership may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

•

The partnership is the surviving entity or the entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•

The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made assumes all the obligations of the partnership in accordance with a supplemental indenture in a form reasonably satisfactory to the trustee, under the debt securities and the indenture;

•	Immediately after the transaction no Default or Event of Default exists; and

•

The entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made will immediately have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the partnership immediately preceding the transaction; and, at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio described in the indenture covenant entitled “Limitation on Additional Indebtedness.”

The indenture also provides that AmeriGas Finance Corp. may not consolidate or merge with or into, whether or not it is the surviving entity, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity except under conditions similar to those described in the paragraph above.

Line of Business

The partnership and its Restricted Subsidiaries will not materially and substantially engage in any business other than a Permitted Business, except to such extent as would not be material to the partnership and its Restricted Subsidiaries, taken as a whole.

Reports by the Registrants

We will file with the trustee and the SEC, and transmit to debt security holders upon their written request, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act of 1939, as amended, at the times and in the manner provided pursuant to such Act, provided, however, that any information, documents or reports required to be filed with the SEC pursuant to Section 13 of 15(d) of the Exchange Act will be filed with the trustee after that information, documents or reports are filed with the SEC.

Events of Default and Remedies

The indenture describes in detail the occurrences that would constitute an “Event of Default” of a particular series of debt securities. Such occurrences include the following:

•	Default in the payment of the principal of or premium, if any, on any debt securities of that series, upon its stated maturity;

•

Default in the payment of an installment of interest or any sinking fund payment on any debt securities of that series, when the same becomes due and payable, which default continues for a period of 30 days;

•

Failure to perform or observe any other term, covenant or agreement contained in the debt securities of the applicable series or the indenture, other than a default specified in either of the two clauses above and our obligation to provide reports as described above under “Reports by the Registrants,” and the default continues for a period of 45 days after written notice of the default requiring us to remedy the same shall have been given to the partnership by the trustee or to us and the trustee by holders of 25% in aggregate principal amount of the applicable debt securities then outstanding;

•

Default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the partnership or any Restricted Subsidiary of the partnership then has outstanding Indebtedness, if the default:

•

is caused by a failure to pay principal with respect to Indebtedness of a Restricted Subsidiary at its stated maturity or within the applicable grace period, if any, provided with respect to the Indebtedness; or principal, premium or interest with respect to Indebtedness of the partnership within the applicable grace period, if any, provided in the Indebtedness, which, collectively, is a “Payment Default;” or

•

results in the acceleration of the Indebtedness prior to its stated maturity and, in each case, the principal amount of the Indebtedness, together with the principal amount of any other Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, amounts to $10 million or more;

•

A final judgment or judgments, which is or are non-appealable and nonreviewable or which has or have not been stayed pending appeal or review or as to which all rights to appeal or review have expired or been exhausted, shall be rendered against the partnership, any Restricted Subsidiary, the general partner, or any significant subsidiary, as that term is defined in Rule 1.02(w) of Regulation S-X under the Securities Act, provided such judgment or judgments requires or require the payment of money in excess of $10 million in the aggregate and is not covered by insurance or discharged or stayed pending appeal or review within 60 days after entry of such judgment. In the event of a stay, the judgment shall not be discharged within 30 days after the stay expires; or

•	Certain events of bankruptcy, insolvency or reorganization with respect to us or any of our respective significant subsidiaries have occurred.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% of principal amount of the applicable series of debt securities then outstanding may declare all the debt securities of that series to be due and payable immediately, except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the partnership or AmeriGas Finance Corp., any significant subsidiary or any group of subsidiaries that, taken together, would constitute a significant subsidiary, all debt securities of all outstanding series will become due and payable immediately without further action or notice. Debt security holders may not enforce the indenture or the debt securities except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of then-outstanding debt securities of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from debt security holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if the trustee determines in good faith that withholding notice is in their interest. If any Event of Default occurs because we or those acting on our behalf willfully intended to avoid payment of the premium that we would have to pay if we then elected to redeem the debt securities under the optional redemption provisions of the indenture, then an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the debt securities. The holders of a majority in aggregate principal amount of a series of debt securities issued under the indenture and then outstanding may waive, by notice to the trustee for those debt securities, any existing Default or Event of Default for all debt security holders of that series and its consequences under the indenture, except a continuing Default or Event of Default in the payment of any principal of, premium, if any, or interest on the debt securities. We are required to deliver to the trustee annually a statement regarding compliance with the indenture. In addition, upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Limited Partners, Directors, Officers, Employees and Unitholders

No director, officer, employee, agent, manager, limited partner, interest holder or stockholder of the partnership or AmeriGas Finance Corp., as such, shall have any liability for any of our obligations under the debt securities or the indenture or for any claim based on, in respect of, or by reason of these obligations. Each debt security holder, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We may, at the option of the board of directors of our general partner, on our behalf, and the board of directors of AmeriGas Finance Corp., may at any time, elect to have all of our obligations discharged with respect to outstanding debt securities. This is known as “legal defeasance.” However, under legal defeasance we cannot discharge:

•	the rights of holders of outstanding debt securities to receive payments with respect to any principal, premium, and interest on the debt securities when the payments are due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities or mutilated, destroyed, lost or stolen debt securities;

•	our obligation to maintain an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

•	the legal defeasance and covenant defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture. This is called “covenant defeasance.” After our obligations have been released in this manner, any failure to comply with these obligations will not constitute a Default or Event of Default with respect to the debt securities. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, reorganization and insolvency, described in the indenture and summarized in this prospectus under the caption “Events of Default” will no longer constitute an Event of Default with respect to the debt securities.

In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee, in trust, for the benefit of the debt security holders, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, any premium and interest on the outstanding debt securities on the stated maturity date or on the applicable redemption date.

In addition, we will be required to deliver to the trustee an opinion of counsel stating that, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and that all conditions precedent provided for or relating to legal defeasance or covenant defeasance have been complied with, and confirming other matters. Furthermore, in the case of a legal defeasance, the opinion must confirm that we have received from, or there shall have been published by, the Internal Revenue Service a ruling, or since the date of the indenture, there shall have been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred. In the case of covenant defeasance, the opinion must confirm that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

Finally, to exercise either legal defeasance or covenant defeasance, we must have delivered to the trustee an officers’ certificate stating that we did not make the deposit with the intent of preferring the holders of debt securities over our other creditors or with the intent of defeating, hindering, delaying or defrauding our other creditors.

We may not exercise either legal defeasance or covenant defeasance if an Event of Default has occurred and is continuing on the date of the deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit. In addition, we may not exercise either legal defeasance or covenant defeasance if such legal defeasance or covenant defeasance will result in a breach or violation or constitute a default under any material agreement or instrument to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound.

Modification of the Indenture

Under the indenture, we and the trustee can enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities.

We and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of all outstanding debt securities, voting as one class, modify the applicable indenture or the rights of the holders of the securities.

No such modification may, without the consent of each holder affected,

•	change the stated maturity of the principal of any such debt securities or of any installment of principal or interest thereon;

•	reduce the rate or change the time of payment of interest on such debt securities;

•	reduce the principal amount of such debt securities or the premium, if any, on such debt securities;

•	change any obligation of ours to pay additional amounts;

•	reduce the amount of the principal payable on acceleration of any securities issued originally at a discount;

•	adversely affect the right of repayment or repurchase at the option of the debt security holder;

•	reduce or postpone any sinking fund or similar provision;

•	change the place of payment or the currency or currency unit in which any such debt securities are payable or the right of selection thereof;

•	impair the right to sue for the enforcement of any such payment on or after the maturity of such debt securities;

•	reduce the percentage of securities referred to above whose holders need to consent to the modification or a waiver without the consent of such debt security holders; or

•	change any obligation of ours to maintain an office or agency.

The Trustee

Should the trustee, U.S. Bank National Association, become our creditor, the indenture contains certain limitations on the trustee’s rights to obtain payment of claims or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign.

The holders of a majority in principal amount of the then-outstanding debt securities of the applicable series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that, in case an uncured Event of Default occurs, the trustee will be required, in the exercise of its power, to use the same degree of care and skill as a prudent person would exercise or use under the circumstance in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any debt security holder, unless the debt security holder offers to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture and in the summary of the debt securities set forth above. These defined terms frequently refer to other defined terms and include details that explain the terms of the indenture with greater precision than the summary section above does. We have not, however, included in this glossary all of the defined terms that are included in the indenture. We urge you to read the indenture and the form of note because they, not this summary description, define the rights of the debt security holders and include all the details about the debt securities.

“Acquired Indebtedness” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control” shall mean the power to direct management and policies, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term “Affiliate” shall not include any Wholly Owned Restricted Subsidiary.

“Asset Acquisition” means:

•

an Investment by the partnership or any Restricted Subsidiary of the partnership in any other Person pursuant to which the Person shall become a Restricted Subsidiary of the partnership, or shall be merged with or into the partnership or any Restricted Subsidiary of the partnership;

•

the acquisition by the partnership or any Restricted Subsidiary of the partnership of the assets of any Person, other than a Restricted Subsidiary of the partnership, which constitute all or substantially all of the assets of such Person; or

•	the acquisition by the partnership or any Restricted Subsidiary of the partnership of any division or line of business of any Person, other than a Restricted Subsidiary of the partnership.

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

•	the sum of:

•	all cash of the partnership, the operating partnership and any subsidiaries thereof, treated as a single consolidated entity (together, the “partnership group”), on hand at the end of the quarter; and

•	all additional cash of the partnership group on hand on the date of determination of Available Cash with respect to the quarter resulting from borrowings subsequent to the end of the quarter;

•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of the business of the partnership group, including reserves for future capital expenditures, subsequent to the quarter;

•	provide funds for distributions under Section 5.4 of our partnership agreement in respect of any one or more of the next four quarters; or

•	comply with applicable law or any debt instrument or other agreement or obligation to which any member of the partnership group is a party or its assets are subject.

Provided, however, that Available Cash attributable to any Restricted Subsidiary of the partnership will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

“Capital Lease” means, as applied to any person, any lease of any property (whether real, personal or mixed) by such person (as lessee or guarantor or other surety) which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of such person.

“Capital Stock” means, with respect to any Person, any and all shares, interests, units representing interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, including, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers upon a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

“Consolidated Borrowing Base Amount” means an amount equal to the sum of:

•	85% of the face amount of Eligible Accounts Receivable of the partnership and its Restricted Subsidiaries; and

•	70% of the book value of the consolidated Inventory of the partnership and its Restricted Subsidiaries, in each case as determined in accordance with GAAP.

To the extent that information is not available as to the amount of Eligible Accounts Receivable or Inventory as of a specific date, the partnership may utilize the most recent available information for purposes of calculating the Consolidated Borrowing Base Amount.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as a single accounting period of:

•	Consolidated Net Income;

•	Consolidated Non-cash Charges;

•	Consolidated Interest Expense; and

•	Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the partnership and its Restricted Subsidiaries, the ratio of:

•

the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Partnership and its Restricted Subsidiaries for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”) to

•	the aggregate amount of Consolidated Fixed Charges of the Partnership and its Restricted Subsidiaries for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

•

the incurrence or repayment of any Indebtedness, other than revolving credit borrowings, of the partnership or any of its Restricted Subsidiaries (and in the case of any incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the incurrence (and application) occurred on the first day of the Reference Period; and

•

any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the partnership or one of its Restricted Subsidiaries, including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

•

Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio; and

•

Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately preceding four full fiscal quarters in the Reference Period, minus the pro forma expenses that would have been incurred by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses incurred by the partnership and its Restricted Subsidiaries in the operation of the partnership’s business at similarly situated facilities.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

•

interest on outstanding Indebtedness, other than Indebtedness referred to in the point below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on that date;

•

only actual interest payments associated with Indebtedness incurred in accordance with the fifth and seventh clauses of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

•

if interest on any Indebtedness actually incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period. “Consolidated Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the sum of, without duplication:

•	the amounts for such period of Consolidated Interest Expense; and

•	the product of:

•

the aggregate amount of dividends and other distributions paid or accrued during the period in respect of preferred stock and redeemable capital stock of the partnership and its Restricted Subsidiaries on a consolidated basis; and

•	a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the sum of, without duplication, (a) the amounts for such period of Consolidated Interest Expense and (b) the product of (i) the aggregate amount of dividends and other distributions paid or accrued during such period in respect of Preferred Stock and Redeemable Capital Stock of the partnership and its Restricted

Subsidiaries on a consolidated basis and (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Income Tax Expense” means, with respect to the partnership and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the partnership and its Restricted Subsidiaries, for any period, without duplication, the sum of:

•	the interest expense of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

•	any amortization of debt discount;

•	the net cost under Interest Rate Agreements;

•	the interest portion of any deferred payment obligation;

•	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and

•	all accrued interest for all instruments evidencing Indebtedness; and

•

the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the partnership and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income of the partnership and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

•	net after-tax extraordinary gains or losses;

•	net after-tax gains or losses attributable to Asset Sales;

•

the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting, provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the partnership or any Restricted Subsidiary;

•	the net income or loss prior to the date of acquisition of any Person combined with the partnership or any Restricted Subsidiary in a pooling-of-interest;

•

the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

•	the cumulative effect of any changes in accounting principles.

“Consolidated Net Worth” means, with respect to the partnership and its Restricted Subsidiaries at any date, the consolidated stockholders’ equity or partners’ capital of the partnership less the amount of the stockholders’ equity or partners’ capital attributable to redeemable capital stock of the partnership and its Restricted Subsidiaries, as determined in accordance with GAAP.

“Consolidated Non-Cash Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization and any other non-cash charges resulting from write-downs of non-current assets, in each case which reduces the Consolidated Net Income of the partnership and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP.

“Consolidated Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs.

“Credit Agreement” means the operating partnership’s credit agreement in effect on the issue date of a series of the securities and as it may be amended, supplemented or otherwise modified from time to time, including all exhibits and schedules thereto, and any successor or supplemental facility or replacement facility entered into.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designation Amount” means, with respect to the designation of a Restricted Subsidiary or a newly acquired or formed subsidiary as an Unrestricted Subsidiary, an amount equal to the sum of:

•	the net book value of all assets of the subsidiary at the time of the designation in the case of a Restricted Subsidiary; and

•	the cost of acquisition or formation in the case of a newly acquired or formed subsidiary.

“GAAP” means accounting principles applicable to the financial statements filed by a United States entity in reports required by the Exchange Act as in effect on the date of issuance of a particular series of debt securities.

“Indebtedness” means, as applied to any person, without duplication:

•

any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument or letter of credit, or reimbursement agreements in respect thereof, which the Person has, directly or indirectly, created, incurred or assumed;

•

any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the person, whether or not the person has assumed or become liable for the payment of the indebtedness; provided that the amount of the indebtedness, if the person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value of the property subject to the lien from time to time, as determined in good faith by the person;

•

any indebtedness, whether or not for borrowed money, excluding trade payables and accrued expenses arising in the ordinary course of business, with respect to which the person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been incurred to finance the purchase price, or a portion thereof, of any property or service or business acquired by the person, whether by purchase, consolidation, merger or otherwise;

•	the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the person;

•	all Attributable Debt of the person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

•	any indebtedness of the character referred to in the first five points of this definition deemed to be extinguished under GAAP but for which the person remains legally liable;

•

any indebtedness of any other Person of the character referred to in the first six points of this definition with respect to which the person whose indebtedness is being determined has become liable by way of a guaranty;

•	all redeemable capital stock of the person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

•

any preferred stock of any subsidiary of the person valued at the liquidation preference thereof or any mandatory redemption payment obligations in respect thereof plus, in either case, accrued dividends thereon; and

•	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the first nine points above.

For purposes hereof, the “maximum fixed repurchase price” of any redeemable capital stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the redeemable capital stock as if it were purchased on any date on which indebtedness shall be required to be determined pursuant to the indenture and, if the price is based upon, or measured by, the fair market value of the redeemable capital stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the redeemable capital stock.

“Investment” means, as applied to any person:

•	any direct or indirect purchase or other acquisition by the person of stock or other securities of any other Person; or

•

any direct or indirect loan, advance or capital contribution by the person to any other person and any other item which would be classified as an “investment” on a balance sheet of the person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the person of property or assets to a joint venture, partnership or other business entity in which the person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the person of assets of any other person, other than stock or other securities, shall not constitute an “Investment” for purposes of the indenture.

The amount classified as Investments made during any period shall be the aggregate cost to the partnership and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any person in whom the Investments have been made.

“Net Amount of Unrestricted Investment” means, without duplication, the sum of:

•

the aggregate amount of all Investments made after the issuance date of a series of debt securities pursuant to the eighth clause of the definition of Permitted Investment, computed as provided in the last sentence of the definition of Investment; and

•

the aggregate of all Designation Amounts in connection with the designation of unrestricted subsidiaries, less all Designation Amounts in respect of unrestricted subsidiaries which have been designated as Restricted Subsidiaries and otherwise reduced in a manner consistent with the provisions of the last sentence of the definition of Investment.

“Net Proceeds” means, with respect to any Asset Sale or sale of capital stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the partnership or any of its Restricted Subsidiaries, net of:

•

brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

•	provisions for all taxes payable as a result of the Asset Sale;

•	amounts required to be paid to any person, other than the partnership or any Restricted Subsidiary of the partnership, owning a beneficial interest in the assets subject to the Asset Sale;

•

appropriate amounts to be provided by the partnership or any Restricted Subsidiary of the partnership, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the partnership or any Restricted Subsidiary of the partnership, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

•	amounts required to be applied to the repayment of Indebtedness secured by any lien on the asset or assets sold in the Asset Sale.

“Permitted Business” means either (1) marketing, distributing or otherwise handling of propane or other hydrocarbons, or activities or services reasonably related or ancillary thereto, or (2) any other business that generates gross income that constitutes “qualifying income” under Section 7704(d) of the Internal Revenue Code.

“Permitted Investments” means each of the following:

•	First, Investments made or owned by the partnership or any Restricted Subsidiary in:

1.	marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

2.	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having at such date the highest rating obtainable from Standard & Poor’s Ratings Services and its successors (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and its successors, or Fitch Ratings (“Fitch”) and its successors;

3.	commercial paper maturing no more than 365 days from the date of creation thereof and having at the date of acquisition thereof one of the two highest ratings obtainable from S&P, Moody’s, or Fitch;

4.	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada (“Permitted Banks”); the commercial paper or other short-term unsecured debt obligations of which are at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P, “Prime-2” or better (or comparably if the rating system is changed) by Moody’s, or F2 or better (or comparably if the rating system is changed) by Fitch; or the long-term debt obligations of which are, at such date, rated either “A” or better (or comparably if the rating system is changed) by S&P, Moody’s, or Fitch;

5.	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

6.	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks;

7.

obligations of the type described in clauses (1) through (5) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the partnership or a

Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question;

8.	shares of money market mutual funds having as at such date one of the two highest ratings obtainable from S&P, Moody’s, or Fitch; and

9.	auction rate investments having as at such date one of the two highest ratings obtainable from S&P, Moody’s, or Fitch;

•

Second, the acquisition by the partnership or any Restricted Subsidiary of capital stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a person engaged in a Permitted Business such that, upon the completion of such transaction or series of transactions, the person becomes a Restricted Subsidiary;

•

Third, subject to the eighth clause below, the making or ownership by the partnership or any Restricted Subsidiary of Investments (in addition to Investments permitted by the first, second, fourth, fifth, sixth and seventh clauses of this definition) in any person engaged in a Permitted Business; provided that the aggregate amount of all such Investments made by the partnership and its Restricted Subsidiaries following the date the debt securities are issued and outstanding pursuant to this third clause and the eighth clause below shall not at any date of determination exceed 10% of Total Assets (the “Investment Limit”); provided that, in addition to Investments that would be permitted under the Investment Limit, during any fiscal year the partnership and its Restricted Subsidiaries may invest up to $25 million (the “Annual Limit”) pursuant to the provisions of this clause, but the unused amount of the Annual Limit shall not be carried over to any future years;

•	Fourth, the making or ownership by the partnership or any Restricted Subsidiary of Investments:

•	arising out of loans and advances to employees incurred in the ordinary course of business;

•	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; and

•	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

•

Fifth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary, with respect to any guaranty constituting an obligation, warranty or indemnity, not guaranteeing Indebtedness of any person, which is undertaken or made in the ordinary course of business;

•

Sixth, the creation or incurrence of liability by the partnership or any Restricted Subsidiary with respect to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect the Partnership or any Restricted Subsidiary from fluctuations in interest rates;

•	Seventh, the making by any Restricted Subsidiary of Investments in the partnership or another Restricted Subsidiary;

•

Eighth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in Unrestricted Subsidiaries; provided that the Net Amount of Unrestricted Investment shall not at any time exceed $5 million (and subject to the limitations specified in the third clause above);

•	Ninth, the making or ownership by the partnership or any Restricted Subsidiary of Investments in the operating partnership;

•	Tenth, any Investment to the extent made in exchange for the issuance of capital stock (other than redeemable capital stock) of the partnership; and

•

Eleventh, other Investments in any person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause Eleventh that are at the time outstanding, not to exceed the greater of $50 million or 5% of Consolidated Tangible Assets of the partnership.

“Permitted Liens” means each of the following:

•

First, liens for taxes, assessments or other governmental charges, the payment of which is not yet due and is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

•

Second, liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

•	not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

•	incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

•	Third, liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, incurred or deposits made in the ordinary course of business:

•	in connection with workers’ compensation, unemployment insurance and other types of social security; or

•

to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money;

•	Fourth, other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

•

Fifth, liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

•

Sixth, any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

•

Seventh, leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which in each case either are granted, entered into or created in the ordinary course of the business of the partnership or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

•	Eighth, liens on property or assets of any Restricted Subsidiary securing Indebtedness of the Restricted Subsidiary owing to the partnership or a Wholly Owned Restricted Subsidiary;

•	Ninth, liens on assets of the partnership or any Restricted Subsidiary existing on the applicable issue date of a series of debt securities;

•	Tenth, liens, other than the liens securing Indebtedness incurred for the purpose of acquisitions, securing Indebtedness incurred in accordance with:—

•	The fourth clause of the definition of Permitted Indebtedness;

•	The fifth and seventh clauses of the definition of Permitted Indebtedness; or

•	Indebtedness otherwise permitted to be incurred under the “Limitation on Additional Indebtedness” covenant to the extent incurred:

•

to finance the making of expenditures for the improvement or repair (to the extent the improvements and repairs may be capitalized on the books of the partnership and the Restricted Subsidiaries in accordance with GAAP) of, or additions including additions by way of acquisitions of businesses and related assets to, the assets and property of the partnership and its Restricted Subsidiaries; or

•

by assumption in connection with additions including additions by way of acquisitions or capital contributions of businesses and related assets to the property and assets of the partnership and its Restricted Subsidiaries; provided that, in the case of Indebtedness incurred in accordance with the first and third bullets of this tenth clause, the principal amount of the Indebtedness does not exceed the lesser of the cost to the partnership and its Restricted Subsidiaries of the additional property or assets and the fair market value of the additional property or assets at the time of the acquisition thereof, as determined in good faith by the general partner;

•

Eleventh, liens existing on any property of any person at the time it becomes a subsidiary of the partnership, or existing at the time any property is acquired by the partnership or any subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the partnership or the subsidiary, or created to secure indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property including (without limitation, capital stock and other securities) acquired by the partnership or a Restricted Subsidiary; provided that:

•

the lien shall be confined solely to the item or items of property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

•	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

•	the cost to the partnership and the Restricted Subsidiaries of the property; and

•	the fair market value of the property at the time of the acquisition thereof as determined in good faith by the general partner;

•	any such Purchase Money Lien shall be created not later than 30 days after the acquisition of the property; and

•

any such lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the person’s becoming a subsidiary of the partnership or the acquisition of property by the partnership or any subsidiary;

•

Twelfth, easements, exceptions or reservations in any property of the partnership or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the partnership or any Restricted Subsidiary;

•

Thirteenth, liens securing the obligations under the Credit Agreement or any Permitted Indebtedness of the operating partnership (or any extension, renewal, refunding or refinancing of any such Indebtedness);

•

Fourteenth, liens arising from or constituting permitted encumbrances under the agreements and instruments securing the obligations under the Credit Agreement or any Permitted Indebtedness of the operating partnership (or any extension, renewal, refunding or refinancing of any such indebtedness);

•

Fifteenth, any lien renewing or extending any lien permitted by the ninth through the eleventh clauses above; provided that, the principal amount of the Indebtedness secured by any such lien shall not exceed the principal amount of the Indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby; and

•

Sixteenth, liens in addition to the liens described in clauses One through Fifteen above incurred in the ordinary course of business of the partnership or any Restricted Subsidiary with respect to Indebtedness that does not exceed $20 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means Indebtedness incurred by the partnership or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the partnership or any Restricted Subsidiary or any other Indebtedness incurred by the partnership or any Restricted Subsidiary pursuant to the “Limitation on Additional Indebtedness” covenant, to the extent that:

•

the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the indebtedness so repaid, refunded, renewed, replaced, extended or refinanced and the amount of a reasonably determined premium necessary to accomplish such financing;

•

with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the debt securities than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

•

with respect to the repayment, refunding, renewal, replacement, extension or refinancing our Indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and stated maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance Indebtedness of the partnership.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“Redeemable Capital Stock” means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Security or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the Securities, or is convertible into or exchangeable for debt securities at any time prior to the Stated Maturity of the Securities.

“Restricted Subsidiary” means a subsidiary of the partnership, which, as of the date of determination, is not an Unrestricted Subsidiary of the partnership.

“Securities” means unsecured debentures, notes or other evidences of indebtedness, to be issued in one or more series as provided in the indenture and authenticated and delivered under the indenture.

“Stated Maturity” means, (i) when used with respect to any Security or any installment of interest thereon, the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable, and (ii) when used with respect to any other Indebtedness, means the date or dates specified in the instrument governing such Indebtedness as the fixed date or dates on which each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, or any installment of interest thereon, is due and payable.

“Total Assets” means, as of any date of determination, the consolidated total assets of the partnership and the Restricted Subsidiaries as would be shown on a consolidated balance sheet of the partnership and the Restricted Subsidiaries prepared in accordance with GAAP as of that date.

“Unrestricted Subsidiary” means any subsidiary of the partnership or a Restricted Subsidiary that is designated as such by the General Partner; provided that no portion of the Indebtedness or any other obligation contingent or otherwise of such Subsidiary:

•	is guaranteed by the partnership or any Restricted Subsidiary;

•	is recourse to or obligates the partnership or any Restricted Subsidiary in any way; or

•	subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the partnership or a Restricted Subsidiary may Guaranty or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to Indebtedness of an Unrestricted Subsidiary, but only to the extent that the partnership or a Restricted Subsidiary would be permitted to:

•	make an Investment in the Unrestricted Subsidiary pursuant to the eighth clause of the definition of Permitted Investments; and

•	incur the Indebtedness represented by the guaranty or agreement pursuant to the first paragraph of the covenant captioned “Limitation on Additional Indebtedness.”

•

The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation there exists no Event of Default or event that after notice or lapse of time or both would become an Event of Default, and if the Unrestricted Subsidiary has, as of the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the partnership could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no subsidiary may be designated an Unrestricted Subsidiary if the subsidiary, directly or indirectly, holds capital stock of a Restricted Subsidiary. Neither the operating partnership nor AmeriGas Finance Corp. may be designated an Unrestricted Subsidiary.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

•	The sum of the products obtained by multiplying:

•	The amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

•	The number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

•	The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

“Wholly Owned Restricted Subsidiary” means the operating partnership or any Subsidiary of the partnership of which 100% of the outstanding Capital Stock is owned by the partnership or by one or more Wholly Owned Restricted Subsidiaries of the partnership or by the partnership and one or more Wholly Owned Restricted Subsidiaries of the partnership. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

Form of Debt Securities

The certificates representing the debt securities will be issued in fully registered form, without coupons. Except as described in an accompanying prospectus supplement, the debt securities will be deposited with, or on behalf of, the Depositary Trust Company (“DTC”), and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the debt securities will own book-entry interests in the global note evidenced by records maintained by DTC. Book-entry interests may be exchanged for certificated debt securities of like tenor and equal aggregate principal amount, if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary;

•	we provide for the exchange pursuant to the terms of the indenture;

•	we determine that the book-entry interests will no longer be represented by global debt securities and we execute and deliver to the Trustee instructions to that effect; or

•	there shall have occurred and be continuing a Default or an Event and Default with respect to the notes.

PLAN OF DISTRIBUTION

We will offer the securities only by and through underwriters in firm commitment underwritings.

The prospectus supplement relating to a particular offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters;

•	the purchase price of the offered securities and the proceeds to us from such sale;

•	any underwriters’ discounts and commissions and other items constituting underwriters’ compensation;

•	any securities exchanges on which such offered securities may be listed; and

•	any sales by third parties of securities covered by this prospectus, including in short sale transactions.

Securities offered by this prospectus will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase the offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

In compliance with FINRA guidelines, the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

Underwriters may be entitled, under agreements with us, to indemnification by us relating to material misstatements and omissions. Underwriters may be customers of, engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

The debt securities offered under this prospectus will have no established trading market. Any underwriters to whom such offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered debt securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

LEGAL MATTERS

The validity of the securities being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

•	our annual report on Form 10-K for the year ended September 30, 2010; and

•	our current report on Form 8-K filed on January 5, 2011.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the end of the offering of the securities. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. We are not incorporating by reference any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we may furnish to the SEC, unless otherwise specified in such current report or in a particular prospectus supplement.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, PA 19406, telephone (610) 337-7000, Attention: Robert W. Krick, Vice President and Treasurer.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.